UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2002

VANTICO GROUP S.A.

(Exact name of Registrant as specified in its charter)

Luxembourg

(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes No **X**

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

News Release

For Immediate Release

CONTACT: **Gill Houghton (Press Information)**
Tregartha Dinnie Ltd.
+44-1442-890000
-or-
David Schofield (Product Enquiries)
Vantico Ltd.
+44-1223-493117

Vantico Reaches Agreement with 3D Systems

EAST LANSING, Michigan, March 20, 2002 – Vantico Inc, the world leader in plastic tooling materials and supplier of materials for Stereolithography systems, today announced it has entered into a settlement agreement with 3D Systems Corp. relating to the termination of the Distribution and R&D agreements between the two companies and the termination of the related arbitration proceedings.

Under the terms of the settlement agreement, Vantico will pay 3D Systems $22 million, which can be satisfied at the election of Vantico in cash or the delivery of 1.55 million shares of 3D common stock. Payment (or the tender of shares of common stock) will be made in the second and/or third quarter of 2002. 3D will also have the option to purchase remaining shares of 3D stock currently owned by Vantico.

Both parties will be free to develop, test, directly introduce, market and supply resins , including style files for the stereolithography (SL) resin materials, to the market place.

Vantico initiated the termination of the Distribution Contract with 3D Systems in August 2001. We are delighted that this has been settled and we are now in a position to move ahead with our global plans to service and support our customers directly.

Vantico took this action in order to open up the SL materials market and to enable Vantico to work more closely with the growing customer base.

George Sollner, President of Vantico's Tooling Value Sector, added " We believe our existing Sales Force and our newly formed Customer Support Group will enable us to offer unmatched service to this dynamic market sector".

-more-

About Vantico Tooling

Vantico has the most comprehensive range of SL photopolymers which are used for the production of accurate, durable, models with such diverse characteristics as humidity and high temperature resistance and tough, ABS- and polypropylene-like properties. Vantico also manufacturers and markets a broad range of RenShape® Solutions epoxy and polyurethane systems for modeling, mold making, prototyping and forming initial parts to the automotive, foundry, aerospace and general manufacturing industries. The company has been a world leader in plastic tooling materials for more than 60 years.

® RenShape is a registered trademark of Vantico AG, Basel, Switzerland.

Tooling web-site: www.tooling.vantico.com

About Vantico

Vantico was created through a management buy-out of the Performance Polymers Division of Ciba Specialty Chemicals, backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation, for the automotive, electronic, electrical, aerospace and consumer-durable industries.

Vantico employs approximately 2,800 people in over 30 countries with manufacturing sites in 16. The company incorporated in Luxembourg had sales of nearly $ 1B in 2001 and operates globally with three Divisions: Polymer Specialties, Adhesives and Tooling and Optronics.

This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities. Some of the information contained herein constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Although management at Vantico Group S.A. believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations.

Analyst and Investor Enquiries:

Vantico

Ken Greatbatch
Chief Financial Officer
Tel: +44 (0) 20 8814 7940
Fax: +44 (0) 20 8814 7950
Email: ken.greatbatch@vantico.com

Website: www.vantico.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantico Group S.A.

March 20, 2002

Kenneth Greatbatch
Chief Financial Officer